UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934FOR THE TRANSITION PERIOD FROM ____________ TO _____________

COMMISSION FILE NUMBER 0-14120

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Advanta Corp. Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Advanta Corp.

Welsh and McKean Roads
P.O. Box 844
Spring House, PA 19477-0844

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Advanta Corp.
Employee Savings Plan

Dated: June 28, 2004	By:	/s/ Philip M. Browne

Philip M. Browne
Member of the Committee Administering the Plan

Advanta Corp.
Employee Savings Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Advanta Corp. Employee Savings Plan
Administrative Committee:

We have audited the accompanying statements of assets available for benefits of Advanta Corp. Employee Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, PA
June 25, 2004

Advanta Corp.
Employee Savings Plan

Statements of Assets Available for Benefits

	December 31,
	2003	2002
Assets
Investments	$34,916,131	$25,749,919
Employer contribution receivable	882,048	702,815
Participant loans receivable	480,533	418,053
Cash and cash equivalents	35,213	5,591

Total assets available for benefits	$36,313,925	$26,876,378

See accompanying Notes to Financial Statements.

Advanta Corp.
Employee Savings Plan

Statement of Changes in Assets Available for Benefits

For the Year Ended December 31, 2003

Increases:
Net increase in fair value of investments	$6,462,237
Interest and dividend income	761,624
Employee contributions	2,612,501
Employer contributions	1,629,603

Total increases	11,465,965
Decreases:
Distributions to participants	(2,028,418)

Total decreases	(2,028,418)

Net increase in assets available for benefits	9,437,547
Assets available for benefits, beginning of year	26,876,378

Assets available for benefits, end of year	$36,313,925

See accompanying Notes to Financial Statements.

Advanta Corp.
Employee Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

Note 1) Description of Plan

The Advanta Corp. Employee Savings Plan (the “Plan”), as amended, was adopted effective July 1, 1983 and is a defined contribution plan available to all employees of Advanta Corp. (“Advanta”) and its subsidiaries who have reached age 21 with one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The following description of the Plan as of December 31, 2003 provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Participants may elect to defer a portion of their compensation before certain taxes are deducted. Advanta may elect to limit the maximum percentage a participant may contribute to the extent it determines that such limitation is necessary in order to comply with the rules for plan qualification under Sections 401(a) and (k) of the Internal Revenue Code. Eligible participants may elect to contribute up to 25% of their salary subject to the limits under Section 401 of the Internal Revenue Code. Advanta also makes matching contributions to the Plan, a portion of which is made on a per pay period basis, and the balance of which is made as of the end of the Plan year. Such employer contributions are equal to 50% of each employee’s contributions up to 5% of the employee’s compensation contributed to the Plan (so that the initial maximum matching contribution by Advanta would be 2.5% of an employee’s compensation), subject to certain limitations on matching contributions to highly compensated employees under applicable provisions of the Internal Revenue Code. Advanta may make an additional matching contribution for the benefit of participants who are employed as of the last day of the Plan year. Total employer contributions in 2003 and 2002 were 100% of the first 5% of employees’ compensation contributed to the Plan, subject to the above-referenced limitations. Eligible participants aged 50 or over may also elect additional “catch-up” contributions subject to the dollar limits in the Economic Growth and Tax Relief Reconciliation Act of 2001. These catch-up contributions are not eligible for employer matching contributions.

The Plan is subject to certain non-discrimination standards under Section 401(k) of the Internal Revenue Code. In order to comply with these standards, certain participants who are “highly compensated employees” (as defined in the Internal Revenue Code) may have a portion of their contributions refunded to them after the end of the Plan year or their contributions may be limited during the year. Further, the Plan also permits Advanta to make qualified non-elective contributions.

Because contributions made under Section 401 cannot be included in the income of participants when made, they are fully taxable when distributed unless rolled over into another qualified plan or Individual Retirement Account (“IRA”). Participants are fully vested as to employer and employee contribution accounts at all times.

Plan participants may invest their contributions in managed investment funds and in shares of Advanta’s Class B Common Stock. The Plan invests funds related to pending trades in a short-term money market fund.

As provided for in the Plan document, loans are available to participants under certain specified conditions. The principal amount of a Plan loan to a participant may not exceed the lesser of $50,000 (reduced by the maximum amount of any Plan loans outstanding anytime during the preceding year) or 50% of a participant’s accrued equity in the Plan. Plan loans are generally limited to a term of five years (or, in the case of a loan used to finance the acquisition of a principal residence, fifteen years) and currently bear an interest rate of the prime rate as published in the Wall Street Journal as of the date the loan is requested plus 1%. Plan loans are collateralized by the participant’s accrued benefit in the Plan.

While it is Advanta’s intention to continue the Plan in operation indefinitely, any termination of the Plan or discontinuance of contributions will not result in the use or diversion of Plan assets for any purposes other than the exclusive benefit of Plan participants and their beneficiaries.

Note 2) Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at estimated fair value on the statements of assets available for benefits. The fair value of the T. Rowe Price Stable Value Common Trust Fund (the “Stable Value Fund”) is estimated based on the Stable Value Fund’s audited financial statements that state, “In determining fair value, the trustee primarily considers factors such as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, fair value approximates contract value (contributions made plus interest accrued at the contract rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value.” The average yield and crediting interest rate for the Stable Value Fund for the year ended December 31, 2003 was 4.67%. Fair value for the investments, other than the Stable Value Fund, is based on quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Participant Accounts

Plan participants may invest their contributions and employer contributions in one or more of the investment options offered by the Plan. Wilmington Trust Company is the Trustee of the Plan.

Investment income, representing interest and dividends, and changes in the fair value of investments, are credited to each participant on a daily basis based upon individual investment options selected.

Administrative Expenses

All administrative expenses of the Plan and other fees incident to the management of the Plan are paid for by Advanta, except for brokerage commissions, investment advisory fees and transfer taxes, if any.

Distributions to Participants

Distributions to participants are recorded when paid.

Note 3) Investments

The carrying values of individual investments that represent more than 5% of the Plan’s net assets were as follows:

	December 31,	December 31,
	2003	2002
T. Rowe Price Stable Value Common Trust Fund	$3,882,971	$3,538,793
Dodge & Cox Balanced Fund	4,996,886	3,722,460
Vanguard 500 Index Fund – Investor Class Shares	9,084,493	6,701,492
Dodge & Cox Stock Fund	6,230,368	4,289,250
Vanguard International Growth Fund – Investor Class Shares	2,216,706	1,472,305
Putnam New Opportunities Fund – Class A Shares	2,782,791	2,020,092
Advanta Corp. Class B Common Stock	2,702,006	1,918,347

The net increase in fair value of investments, including gains and losses on investments bought and sold, as well as held during the year, was as follows for the year ended December 31, 2003:

Western Asset Core Portfolio – Institutional Class Shares	$14,947
Dodge & Cox Balanced Fund	809,750
Vanguard 500 Index Fund – Investor Class Shares	1,893,214
Dodge & Cox Stock Fund	1,347,889
Vanguard International Growth Fund – Investor Class Shares	538,246
John Hancock Small Cap Growth Fund – Class I Shares	389,175
Putnam New Opportunities Fund – Class A Shares	706,821
Advanta Corp. Class A Common Stock	33,488
Advanta Corp. Class B Common Stock	728,707

Total	$6,462,237

Note 4) Federal Income Taxes

The Internal Revenue Service issued a favorable determination letter dated December 1, 2003, concerning the Plan as qualifying under applicable provisions of the Internal Revenue Code. The favorable determination letter was issued subject to the adoption of a technical amendment to the Plan. The technical amendment was adopted by the Plan on February 19, 2004. In addition to the amendment required by the Internal Revenue Service in connection with their issuance of the favorable determination letter for the Plan, another technical amendment was made to the Plan on December 17, 2003 in connection with certain changes in Internal Revenue Service regulations. Other than the two technical amendments, the Plan has not been amended since receiving the determination letter. The Plan administrator and management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt for the year ended December 31, 2003. Accordingly, no provision for income taxes is shown in the accompanying financial statements.

Advanta Corp.
Employee Savings Plan
EIN 23-1462070

Schedule H, Item 4i — Schedule of Assets (Held at End of Year)

December 31, 2003

		Current
	Cost**	Value
T. Rowe Price Stable Value Common Trust Fund:
Market value per share $1.00		$3,882,971
Western Asset Core Portfolio – Institutional Class Shares:
Market value per share $11.59		1,286,207
Dodge & Cox Balanced Fund:
Market value per share $73.04		4,996,886
Vanguard 500 Index Fund – Investor Class Shares:
Market value per share $102.67		9,084,493
Dodge & Cox Stock Fund:
Market value per share $113.78		6,230,368
Vanguard International Growth Fund – Investor Class Shares:
Market value per share $16.13		2,216,706
John Hancock Small Cap Growth Fund – Class I Shares:
Market value per share $8.98		1,625,089
Putnam New Opportunities Fund – Class A Shares:
Market value per share $37.72		2,782,791
Advanta Corp.* Class A Common Stock:
Market value per share $12.93		108,614
Advanta Corp.* Class B Common Stock:
Market value per share $12.72		2,702,006
Participant loans receivable, bearing interest from 5.00% to 10.50%		480,533
Cash and cash equivalents		35,213

		$35,431,877

*Party-in-interest to the Plan

**Cost information is not required as investments are participant-directed.

See Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm